UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 12)

                                 Thermedics Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883901 10 0
                                   -----------
                                 (CUSIP Number)

 Seth H. Hoogasian, Esq.                          Thermo Electron Corporation
     General Counsel                                   81 Wyman Street
     (781) 622-1000                                 Waltham, MA 02454-9046

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                March 8, 2000
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186

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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY

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            4              SOURCE OF FUNDS*

                           OO

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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            31,759,424
 REPORTING PERSON
       WITH
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                      8    SHARED VOTING POWER

                           0
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                      9    SOLE DISPOSITIVE POWER

                           31,759,424
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                     10    SHARED DISPOSITIVE POWER

                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           31,759,424

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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]

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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           75.7%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermedics Inc. (the "Issuer"), as set forth below.

Item 2. Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

      Through the largest of its four operating segments, measurement and detection, the Reporting Person is a leading provider of analytical and monitoring instruments used in everything from life sciences research to food and beverage production. The Reporting Person serves the healthcare market through its biomedical segment and is a recognized leader in heart-assist devices, respiratory-care equipment, neurodiagnostics, and mammography systems. Through its energy and environment segment, the Reporting Person develops and operates power plants and offers a range of environmental consulting and resource management services. The Reporting Person is also a major producer of paper-recycling equipment and provides water-clarification and fiber-recovery products and services through its recycling and resource recovery segment. In addition, the Reporting Person conducts a broad range of advanced technology R&D.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person will issue shares of its common stock in exchange for Shares pursuant to the transaction described in Item 4 below.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On January 31, 2000, the Reporting Person issued a press release in which it stated that it proposed to take the Issuer private through an exchange offer for any and all of the outstanding Shares held by minority shareholders, and that holders of Shares would be entitled to receive shares of the Reporting Person's common stock in exchange for their Shares. No exchange ratio was announced at the time of the January 31 announcement. On March 8, 2000, the Reporting Person announced that it has set the exchange ratio for the Issuer at
0.45 shares of the Reporting Person's common stock, $1.00 par value per share, for each Share.

      The Reporting Person, which currently owns approximately 75.7% of the outstanding Shares, will condition the exchange offer on receiving acceptances from holders of enough Shares so that, when combined with the Reporting Person's current share ownership, the Reporting Person's ownership reaches at least 90%. If the Reporting Person achieves this 90% ownership threshold, the Reporting Person will acquire all remaining outstanding Shares through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of the Reporting Person's common stock in exchange for their Shares at the same ratio.

      The Issuer has commenced its cash tender offer for its majority-owned subsidiary Thermo Sentron Inc. (at $15.50 per share), and will shortly commence its cash tender offer for its majority-owned subsidiary Thermedics Detection Inc. (at $8.00 per share). The Issuer is conducting these tender offers in order to bring its and the Reporting Person's equity interests in each of these companies to at least 90%. If successful, Thermedics Detection and Thermo Sentron would then be spun into the Issuer through a short-form merger at the same cash prices as the tender offers. Thermedics currently owns approximately 83.6% and 74.2% of the outstanding shares of Thermedics Detection and Thermo Sentron, respectively. The Reporting Person currently directly owns approximately 5.3% and 12.4% of the outstanding shares of Thermedics Detection and Thermo Sentron, respectively.

      The tender offers and exchange offer will require Securities and Exchange Commission clearance of necessary filings. The short-form merger involving the Issuer would not require approval by the Issuer's board or shareholders.

     In addition, the Issuer plans to seek a buyer for its Thermo Cardiosystems Inc. subsidiary.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 31,759,424 Shares, or approximately 75.7% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 340,348 Shares or approximately 0.8% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 259,650 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information as of January 1, 2000 for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
Samuel W. Bodman                                              0
Peter O. Crisp                                           37,076
Elias P. Gyftopoulos                                      8,298
George N. Hatsopoulos                                    63,681
Brian D. Holt                                                 0
Frank Jungers                                             3,000
John T. Keiser                                          194,693
Paul F. Kelleher                                         20,360
Earl R. Lewis                                                 0
Robert A. McCabe                                          2,498
Theo Melas-Kyriazi                                       10,742
Robert W. O'Leary                                             0
Hutham S. Olayan                                              0
William A. Rainville                                          0
Richard F. Syron                                              0
Roger D. Wellington                                           0
All directors and current executive                     340,348
officers as a group (16 persons)

(1) Shares reported as beneficially owned by Mr. Crisp, Dr. Gyftopoulos, Dr. Hatsopoulos, Mr. Keiser, Mr. Kelleher and all directors and executive officers as a group include 9,000, 2,750, 50,000, 187,900, 10,000 and 259,650 Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. Hatsopoulos, Mr. Kelleher and all directors and current executive officers as a group include 1,635, 1,294 and 2,929 full Shares, respectively, allocated to their respective accounts maintained pursuant to the Reporting Person's employee stock ownership plan ("ESOP"). Shares beneficially owned by Mr. Crisp include 9,971 Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. Hatsopoulos include 562 Shares held by his spouse and 92 Shares allocated to the account of his spouse maintained pursuant to the Reporting Person's ESOP.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The following is hereby added as the first paragraph of Item 6:

      As set forth in Item 4 hereof, the Reporting Person announced on March 8, 2000 that it has set an exchange ratio for the Issuer of 0.45 shares of the Reporting Person's common stock, $1.00 par value per share, for each Share, in connection with its previously announced exchange offer for any and all of the outstanding Shares held by minority shareholders.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2000                    THERMO ELECTRON CORPORATION


                                        By:  /s/ Theo Melas-Kyriazi
                                             ----------------------------------
                                             Theo Melas-Kyriazi
                                             Vice President and Chief Financial
                                             Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Chairman of the Board, Thermo
                                             Electron
George N. Hatsopoulos:                       Director and Chairman Emeritus,
                                             Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron